                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2002

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ___________ to ___________

            Commission file number 333-91178


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Park National Corporation
                         Employees Stock Ownership Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Park National Corporation
                              50 North Third Street
                               Newark, Ohio 43055

                              REQUIRED INFORMATION

     The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:


Audited Financial Statements:

Report of Independent Auditors - Ernst & Young LLP

Statements of Net Assets Available
     for Benefits at December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31 2002 and 2001

Notes to Financial Statements - December 31, 2002


Supplemental Schedules:

Schedule of Assets Held for Investment
     Purposes, Schedule H, Line  4(i) - December 31, 2002

Schedule of Reportable Transactions,
     Schedule H, Line 4(j) - December 31, 2002


     The following exhibits are being filed herewith:

Exhibit No.     Description

  23.1          Consent of Ernst & Young LLP

  99.1 Certification Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        PARK NATIONAL CORPORATION
                                        EMPLOYEES STOCK OWNERSHIP PLAN

                                        By THE PARK NATIONAL BANK, Trustee


Date: June 26, 2003                 By: /s/ Stuart N. Parsons
                                        ----------------------------------------
                                        Printed Name: Stuart N. Parsons
                                        Title: Senior Vice President

                          Audited Financial Statements
                           And Supplemental Schedules


                       Park National Corporation Employees
                              Stock Ownership Plan


                     Years ended December 31, 2002 and 2001
                       with Report of Independent Auditors

                       Park National Corporation Employees
                              Stock Ownership Plan

                          Audited Financial Statements

                     Years ended December 31, 2002 and 2001


                                    CONTENTS

Audited Financial Statements

Report of Independent Auditors...............................................  1
Statements of Net Assets Available for Benefits..............................  2
Statements of Changes in Net Assets Available for Benefits...................  3
Notes to Financial Statements................................................  4


Supplemental Schedules

Schedule H, Line 4(i) - Assets Held for Investment Purposes..................  9
Schedule H, Line 4(j) - Reportable Transactions.............................. 10

                         Report of Independent Auditors


Executive Committee of the Board of Directors
Park National Corporation

We have audited the accompanying statements of net assets available for benefits of the Park National Corporation Employees Stock Ownership Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP


Columbus, Ohio
May 30, 2003

                       Park National Corporation Employees
                              Stock Ownership Plan

                 Statements of Net Assets Available for Benefits


                                                             DECEMBER 31,
                                                        2002             2001
                                                    ----------------------------
ASSETS
Cash and cash equivalents                           $   263,188      $   112,932

Investments:
  Park National Corporation Common Stock             44,070,827       30,034,027
  Mutual Funds                                        8,992,444        6,758,907
  Certificates of Deposit,
    issued by Park National Corporation
    bank affiliates                                   3,284,643        2,274,699
                                                    ----------------------------
                                                     56,347,914       39,067,633
Contributions receivable:
  Employer                                                  900          938,455
  Employee                                                   --               --
                                                    ----------------------------
                                                            900          938,455
Accrued interest and dividends                          429,390          275,346
Receivable from Security Banc Corporation
  401(k) Profit Sharing Savings Plan                         --       12,633,172
                                                    ----------------------------
                                                        429,390       12,908,518
                                                    ----------------------------
Net assets available for benefits                   $57,041,392      $53,027,538
                                                    ============================


See accompanying notes.

                       Park National Corporation Employees
                              Stock Ownership Plan

           Statements of Changes in Net Assets Available for Benefits


                                                      YEAR ENDED DECEMBER 31,
                                                       2002             2001
                                                   -----------------------------
Additions
Investment Income:
  Net realized and unrealized
    appreciation in fair value
    of investments                                 $   657,835       $   278,794
  Interest and dividends                             1,745,932         1,423,833
                                                   -----------------------------
                                                     2,403,767         1,702,627
Contributions:
  Employer                                           1,378,751           959,826
  Employee                                           3,081,381         2,081,147
                                                   -----------------------------
                                                     4,460,132         3,040,973

Plan Merger - Security Banc Corporation                     --        12,633,172
                                                   -----------------------------
Total additions                                      6,863,899        17,376,772

Deductions:
  Benefit payments to participants                   2,850,045         1,729,211
                                                   -----------------------------
Net increase in net assets available
  for benefits                                       4,013,854        15,647,561
Net assets available for benefits at
  beginning of year                                 53,027,538        37,379,977
                                                   -----------------------------
Net assets available for benefits at
  end of year                                      $57,041,392       $53,027,538
                                                   =============================


See accompanying notes.

                            Park National Corporation
                         Employees Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 2002


1. DESCRIPTION OF THE PLAN

The following description of the Park National Corporation Employees Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


GENERAL

The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (Park) who have one year of service, age twenty-one or older, and worked at least 1,000 hours. It is subject to the provision of the Employee Retirement Income Security Act of 1974 (ERISA).


CONTRIBUTIONS

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) for 2002 and 2001 was $11,000 and $10,500.

Park provides a matching contribution at a level established annually by Park. For 2002, Park matched 50% up to the first 15% of compensation. In 2001, up to the first 14% of compensation, Park matched 20% of officers' contributions and 40% of non-officers' contributions in investments other than Park National Corporation common stock. The match was 50% for officers and non-officers for investments in Park National Corporation common stock.


PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's salary deferral and allocation of Park's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


VESTING

Participants' accounts are 100% vested at all times.

                            Park National Corporation
                         Employees Stock Ownership Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENTS OF BENEFITS

On termination of service and before age 59 1/2, a participant may elect to receive either a lump sum or rollover amount equal to the value of his or her account. After age 59 1/2, a participant may elect lump sum, rollover, or installments over a period certain not to exceed the participant's (and his designated beneficiary's) life expectancy.

KSOP
Effective January 1, 2002, the Plan was amended and restated to become a KSOP Plan that invests in Park National Corporation common stock. The Plan is unleveraged and all new contributions (both employer and employee) will be used to purchase Park National Corporation common stock only. Participants have the ability to diversify their investments upon reaching age 55. The Plan has changed its name from Park National Corporation Employees Voluntary Salary Deferral Plan and Trust to Park National Corporation Employees Stock Ownership Plan. All other provisions of the Plan remain the same.


2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis.

VALUATION OF INVESTMENTS

Investments are stated at fair value. Park National Corporation common stock is valued at its quoted market price. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

                            Park National Corporation
                         Employees Stock Ownership Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE EXPENSES

All administrative expenses charged to the Plan are borne by Park. Trustee fees for the Plan are waived each year. Park also provides other accounting and administrative services to the Plan.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on net assets available for benefits as previously reported.


3. PLAN MERGER

On December 31, 2001, Security Banc Corporation 401(k) Profit Sharing Savings Plan (the Security Plan) merged into the Plan as of December 31, 2001. Participants previously eligible for the Security Plan were immediately eligible to participate in the Plan. As a result of the merger, cash of $4,958,851 and shares of Park National Corporation common stock (Ticker Symbol PRK) with a market value of $7,674,321, totaling $12,633,172 were transferred to the Plan on January 2, 2002 which is reflected as a receivable at December 31, 2001.


4. PLAN TERMINATION

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                            Park National Corporation
                         Employees Stock Ownership Plan

                    Notes to Financial Statements (continued)


5. INVESTMENTS

The Plan's investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation. The Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value during the years ended December 31, 2002 and 2001 as follows:


                                                                       DECEMBER 31,
                                                                   2002            2001
                                                               ----------------------------
Park National Corporation Common Stock                         $ 2,619,639      $ 1,073,064
Vanguard Institutional Index 500 Portfolio Fund                 (1,415,297)        (518,500)
Vanguard Fixed-Income Securities Short-term Corporate Fund          (2,283)          13,260
Vanguard Growth Index Fund                                        (164,082)         (94,027)
Vanguard Institutional Extended Market Fund                       (172,638)         (76,923)
Vanguard Balanced Index Fund                                      (149,758)         (48,473)
Vanguard Total International Stock Index Fund                      (95,997)         (76,312)
Vanguard Intermediate-Term Bond Index Fund                          38,251            6,705
                                                               ----------------------------
                                                               $   657,835      $   278,794
                                                               ============================

The following table represents the fair value of those investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001:

                                                           DECEMBER 31,
                                                       2002            2001
                                                    ---------------------------
Park National Corporation Common Stock              $44,070,827     $30,034,027
Vanguard Institutional Index 500 Portfolio Fund       4,439,862       3,359,456
                                                    ---------------------------
                                                    $48,510,689     $33,393,483
                                                    ===========================

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 3, 1994, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan has been amended. The Plan has requested a new determination letter from the Internal Revenue Service.

                            Park National Corporation
                         Employees Stock Ownership Plan

                    Notes to Financial Statements (continued)


6. INCOME TAX STATUS (CONTINUED)

The Plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


7. PARTY IN INTEREST

The Plan held the following party-in-interest investments (at fair value):

                                                          DECEMBER 31,
                                                    2002                2001
                                                 -------------------------------
Park National Corporation Common Stock           $44,070,827         $30,034,027

Costs and expenses incurred in administering the Plan are paid by Park, which totaled $101,689 and $105,446 for 2002 and 2001, respectively.


8. FORM 5500 RECONCILIATION

Net assets available for benefits do not agree to the Form 5500 for 2002 and 2001. The Form 5500 total for net assets available for benefits does not include accrued interest and dividends of $429,390 in 2002 and $275,346 in 2001.

                            PARK NATIONAL CORPORATION
                         EMPLOYEES STOCK OWNERSHIP PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             SCHEDULE H, LINE 4(i)


                                                                  EIN 31-1179518
                                                                        Plan 002


DESCRIPTION OF INVESTMENT                                 UNITS     MARKET VALUE

Cash and Equivalents:
     Northern Institutional Government Portfolio         263,188     $   263,188
                                                                     -----------
     Total Cash and Equivalents                                          263,188
Common Stock:
     Park National Corporation Common Stock              446,061      44,070,827
                                                                     -----------
     Total Common Stock:                                              44,070,827

Mutual Funds:
     Vanguard Stock Index Fund                            55,187       4,439,862
     Vanguard Short-Term Corp Bond Fund                   95,646       1,032,023
     Vanguard Growth Fund                                 26,796         534,588
     Vanguard Extended Market Fund                        36,323         680,694
     Vanguard Intermediate-Term Bond Fund                 77,138         829,239
     Vanguard Balanced Fund                               67,179       1,051,353
     Vanguard International Fund                          55,011         424,685
                                                                     -----------
     Total Mutual Funds:                                               8,992,444

Certificates of Deposit, issued by Park National
  Corporation bank affiliates:
     The Park National Bank                                            2,353,421
     Second National Bank                                                333,705
     The Richland Trust Company                                          597,517
                                                                     -----------
     Total Certificates of Deposit, issued by Park
       National Corporation affiliates:                                3,284,643

Total Assets Held for Investment Purposes:                           $56,611,102
                                                                     ===========

                       PARK NATIONAL CORPORATION EMPLOYEES
                              STOCK OWNERSHIP PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                              SCHEDULE H, LINE 4(j)
                                DECEMBER 31, 2002

                                                               EI # - 31-1179518
                                                                      Plan # 002


                                          (b)                                                                 (h)
                                   DESCRIPTION OF ASSET                                                  CURRENT VALUE
                                 INCLUDING MATURITY DATE,            (c)          (d)           (g)       OF ASSET ON        (i)
           (a)                      RATE OF INTEREST,              PURCHASE     SELLING       COST OF     TRANSACTION      NET GAIN
IDENTITY OR PARTY INVOLVED        PAR OR MATURITY VALUE             PRICE        PRICE         ASSET          DATE         OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii) - A SERIES OF TRANSACTIONS IN A SECURITY ISSUE AGGREGATING 5.0% OR MORE OF PLAN ASSETS

Federated Government
  Obligations Fund             Money Market Fund, 65 purchases    $6,716,725   $       --   $6,717,725                    $      --
Federated Government
  Obligations Fund             Money Market Fund, 69 sales                --    6,829,657    6,829,657                           --
Northern Government
  Portfolio                    Money Market Fund, 157 purchases    4,936,182           --    4,936,182                           --
Northern Government
  Portfolio                    Money Market Fund, 161 sales               --    4,672,994    4,672,994                           --
Park National Corporation      Common Stock, 129 purchases         4,682,249           --    4,682,249                           --
Vanguard Institutional Index   Mutual Fund, 12 purchases           2,763,434           --    2,763,434                           --
Vanguard Institutional Index   Mutual Fund, 21 sales                      --      267,732      411,332                     (143,600)

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2002.

                            PARK NATIONAL CORPORATION
                         EMPLOYEES STOCK OWNERSHIP PLAN

                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2002

                                INDEX TO EXHIBITS

Exhibit No.     Description

   23.1         Consent of Ernst & Young LLP

   99.1 Certification Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


                                       E-1